June 7, 2012

Mr. Rufus Decker,

Accounting Branch Chief,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549-4631,

USA.

Dear Mr. Decker,

Thank you for your letter dated May 24, 2012 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2011 (the "2011 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicized text, and have provided our response immediately following each comment.

Form 20-F for the Year Ended December 31, 2011

General

1.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess it compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

  As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Please show us in your supplemental response what the revisions in future filings will look like

Response:

We will include an additional risk factor under the sub-heading Financial and reporting risks as follows:

Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the Public Company Accounting Oversight Board (PCAOB), and as such, investors may be deprived of the benefits of PCAOB inspections.

As a public company, our auditors are required by U.S. law to undergo regular PCAOB inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly investors who rely on our auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors.

Financial Statements

Notes to the Financial Statements

Note 1. Segment Information

D. Entity-Wide Disclosures, page 120

2. Please expand your disclosures to provide more disaggregated product and service information. Refer to paragraph 32 of IFRS 8. Please show us in your supplemental response what the revisions in future filings will look like.

Response:

The core principle of IFRS 8 is that an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. Paragraph 32 requires revenue from external customers to be reported for each product and service, or each group of similar products and services. In providing an analysis of revenue in Note 1A allocated between our Materials, Products and Distribution segments (which are further analysed between Europe and the Americas) we believe that we are meeting those requirements

The narrative description provided on page 118 sets out the principal activities in which CRH is engaged.    Due to the wide range of inter-related products and services which CRH provides to the construction sector, the common attributes which a number of them share (e.g. market, end-use, asset intensity characteristics and historical profit margins) and the vertically integrated nature of many of our businesses*,  the Group considers that showing the analysis of revenues from external customers for CRH’s primary materials (“Materials”),  elements to construct the frame and value-added products to complete the building envelope (“Products”) and distribution channels which service construction fit-out and renewal (“Distribution”) to be the appropriate level of disaggregation for segmental reporting purposes.  Given the factors outlined above, we do not believe that providing any further breakdown of revenue would represent a meaningful disclosure for investors and we consider this level of disaggregation to be appropriate for the entity-wide disclosures required by paragraph 32.  In accordance with the standard, we have availed of the option not to repeat the disclosures shown in Note 1A within the entity-wide disclosures of Note 1D.

As a specific addendum to the segment information required under IFRS 8, and as agreed with the Staff previously, we also disclose external revenue details in respect of our construction business and note that the bulk of that work is performed by our Americas Materials segment.

* Our construction contracts, for example, are primarily entered into as a means of providing another sales outlet for our materials-based activity. In a contract to pave a highway, the most significant cost relates to the raw materials used (liquid asphalt, aggregates and/or ready-mixed concrete) which in most cases are supplied by our own internal operations.

*   *   *

In response to Comment 1, we have agreed to supplement the disclosures in our future filings.  We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

Maeve Carton
Finance Director

cc:	Nudrat Salik, Staff Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Breffni Maguire
(Ernst & Young)